FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

Szabolcs Czenthe Head of Investor Relations Department

Date: January 10, 2003

Contacts:	Tamás Dancsecs, Matáv IR
+36-1-457-6084
Gyula Fazekas, Matáv IR
+36-1-457-6186
investor.relations@ln.matav.hu
Catriona Cockburn, Citigate Dewe Rogerson
+44-(0)207-282 2924

Matáv tariffs to be changed on February 1, 2003

BUDAPEST — January 9, 2003 — Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, hereby announces that it will change some of its regulatory tariffs from February 1, 2003. Based on the decree issued by the Office of the Prime Minister in January 2002 No. 3/2002, and the inflation forecast of the Law No LXII/2002 on the Budget 2003, Matáv may increase regulated prices in 2003 by an annual average of 2%. Calculating with 2002 historical data, Matáv will not reach this upper limit implementing current tariff increases.

The average increase of analogue monthly subscription fee will be 4.3%.

As of 1 February 2003, the subscription fee of an analogue line will increase by an average of 4.2% excluding the Minimal package. The monthly subscription fee for a residential line will increase from HUF 2,464 to HUF 2,568, whilst business line will increase from HUF 3,424 to HUF 3,320. All excludes VAT. These customer packages cover around 1.8 million residential and business lines at year-end 2002.

In the case of the Basic package, a 6.8% increase in the local tariff will be partially offset by a reduction in the call setup fee resulting in a net 4.6% price increase. Peak agglomeration (agglomeration II.) call charges will be raised by an average of 19.6%, while off-peak charges are unchanged.

In the case of the Minimal package, the monthly subscription fee will increase by 5% from HUF 1,400 to HUF 1,470. The Minimal package represented approximately 25% of total residential lines at year-end 2002. The local tariffs will increase by an average of 3.25% net, while without the call setup fee the increase is 6.8%.

As of 1 February 2003, the call setup charges will be reduced by 5.9% for the Basic, Minimal and some other tariff packages. For example the Basic package call set up fee will be reduced from HUF 3.4 to HUF 3.2.

The price of international calls to fixed and mobile networks in 28 countries are reduced in line with tariff rebalancing efforts. Tariff charges to fixed line operators in neighbouring countries and the USA will drop by 18-42%. Regarding mobile, charges to call certain West European and Czech networks will decline by 23-24%. The overall average reduction of international charges will be approximately 10%.

Nominal per minute charges for domestic long distance calls both within and outside the Matáv network, together with fixed to mobile calls are unchanged.